                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549



                               ________________




                                  SCHEDULE 13G
                                 (Rule 13d-102)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND
             (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)





                         CONCENTRIC NETWORK CORPORATION
                         ------------------------------
                                (NAME OF ISSUER)





                         COMMON STOCK, $0.01 PAR VALUE
                     -------------------------------------
                        (TITLE OF CLASS OF SECURITIES)





                                  20589R 10 7
                                  -----------
                                (CUSIP NUMBER)

CUSIP NO.  20589R 10 7           SCHEDULE 13G                 Page 2 of 6 Pages







    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           RACAL-DATACOM, INC.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (a)[ ]

                                                                                                                    (b)[ ]
    3      SEC USE ONLY



    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                                5      SOLE VOTING POWER

         Number of                     1,025,349
           Shares
        Beneficially
          Owned by              6      SHARED VOTING POWER
            Each
         Reporting                     0
           Person
            With                7      SOLE DISPOSITIVE POWER

                                       1,025,349

                                8      SHARED DISPOSITIVE POWER

                                       0

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,025,349

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES                                        [ ]



    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.2%

    12     TYPE OF REPORTING PERSON

           CO

ITEM 1(A).   NAME OF ISSUER.

             Concentric Network Corporation


ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

             10590 Worth Tantail Avenue, Cupertino, CA 95014


ITEM 2(A).   NAME OF PERSON FILING.

             Racal-Datacom, Inc.


ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

             1601 North Harrison Parkway, Sunrise, Florida 33323


ITEM 2(C).   CITIZENSHIP.

             Delaware

ITEM 2(D).   TITLE OF CLASS OF SECURITIES.

             Common Stock, par value $.01 per share.


ITEM 2(E).   CUSIP NUMBER.

             20589R 10 7


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

             (a)     [ ]      Broker or dealer registered under Section 15 of
                              the Act,

             (b)     [ ]      Bank as defined in Section 3(a)(6) of the Act,

             (c)     [ ]      Insurance Company as defined in Section 3(a)(19)
                              of the Act,

             (d)     [ ]      Investment Company registered under Section 8 of
                              the Investment Company Act,

             (e)     [ ]      Investment Adviser registered under Section 203
                              of the Investment Advisers Act of 1940,

             (f)     [ ]      Employee Benefit Plan, Pension Fund which is
                              subject to the provisions of the Employee
                              Retirement Income Security Act of 1974 or
                              Endowment Fund; see 13d-1(b)(1)(ii)(F),

             (g)     [ ]      Parent Holding Company, in accordance with Rule
                              13d-1(b)(ii)(G); see Item 7,

             (h)     [ ]      Group, in accordance with Rule
                              13d-1(b)(1)(ii)(H).

             N/A


ITEM 4.      OWNERSHIP.

                     If the percent of class owned, as of December 31 of the
             year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

             (a)     Amount beneficially owned:

                     1,025,349

             (b)     Percent of Class:

                     7.2%

             (c)     Number of shares as to which such person has:

                     (i)      Sole power to vote or to direct the vote:

                              1,025,349

                     (ii)     Shared power to vote or to direct the vote:

                              0

                     (iii)    Sole power to dispose or to direct the
                              disposition of:

                              1,025,349

                     (iv) Shared power to dispose or to direct the disposition of:

                              0

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                     If this statement is being filed to report the fact that
             as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
             securities, check the following [     ].


ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             None.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             N/A.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             N/A.


ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             N/A.


ITEM 10.     CERTIFICATION.

             N/A.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              RACAL-DATACOM, INC.


February 17, 1998

                                             By: /s/ Paul Kozlowski
                                                 -------------------------------
                                                 Paul Kozlowski -- President